AVINO SILVER & GOLD MINES LTD.

Suite 400, 455 Granville Street

Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

December 20, 2000

B.C. Securities Commission
1100, 865 Hornby St.
Vancouver, BC
V6Z 2H4

Dear Sirs:

Re: Interim Financial Statement

We enclose herewith for filing with your office, the Company’s Interim Financial
Statement for the period ending October 31, 2000.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Signed:

“Andrea D. Regnier”

cc: Canadian Venture Exchange

Salley Bowes Harwardt: Attn: P. Bowes
Bartel, Eng, Linn & Schroder, Attn: Dan Eng